SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐      No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.)

CNH GLOBAL N.V.
Form 6-K for the month of December 2006
List of Exhibits:
1.	News Release entitled, “CNH Announces New Appointments”

FOR IMMEDIATE RELEASE
For more information contact:
Gualberto Ranieri, VP Communications (+1) 847) 955-3939
CNH Announces New Appointments
LAKE FOREST, Illinois (December 5, 2006) — CNH Global N.V. (NYSE:CNH), a world leader in the agricultural and construction equipment businesses and a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), today announced the appointments of Lorenzo Sistino as President of New Holland agricultural brand, and Georg Richartz, who has been assigned the responsibility for Supply Chain and Logistics of CNH (Case New Holland). Messrs Sistino and Richartz report to the President and CEO, Harold Boyanovsky.
Mr. Sistino takes over from Marco Mazzù who will assume other responsibilities within the Fiat Group, while Mr. Richartz replaces Randal (Randy) Wayne Baker, who had retained — ad interim — his previous Supply Chain and Logistics responsibility when he was named President of the Case IH agricultural brand on September 13, 2006.
Mr. Sistino, born in Turin on May 12, 1962, has been in charge of the Light Commercial Vehicles (LCVs) activities of the Fiat Group automobile division since October 2004 and responsible for worldwide sales of the Fiat brand since June 2005. During his tenure, Fiat LCVs achieved major results including the increasing of market share especially in Europe. Mr. Sistino joined Fiat in 1987 and he was given positions of increasing responsibility in marketing and sales in particular in the Lancia and LCVs brands.
Mr. Richartz, born in Dure, North Rhine, Germany on August 28, 1956, comes to CNH from the Fiat Group automobile division where he was responsible for Supply Chain since 2005. Prior to joining Fiat, Mr. Richartz has had almost 25 years of work experience with Volkswagen Group, covering positions of increasing responsibility in manufacturing, logistics, and purchasing.
“I am delighted to have Lorenzo and Georg assume key roles at CNH,” said Harold Boyanovsky. “Their background and expertise will support the further development of our company. I thank Marco for his contribution provided to the company and wish him the best in his future endeavors within the Fiat Group.”
“I am pleased to say that we are resolute about achieving our company’s targets according to the timetable we have set and confirmed at the Fiat Group analyst and investor conference held in Turin, Italy on November 8-9. Such results, together with leveraging on the full support of the Fiat Group of whose core business Case and New Holland agriculture and construction brands are key members, will allow our company to be a best-in-class industry leader,” said Sergio Marchionne, Chairman of the Board of CNH.
CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
(end)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

December 5, 2006